UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Flextrade LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Great Neck Road
(No. and Street)

Great Neck, NY 11021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vijay Kedia (516) 627-8993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, New York, NY 10018
(Address) (City) (State) (Zip Code)


PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
APR 1 8 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vijay Kedia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flextrade LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Title

ALAN SILBERMAN
Notary Public, State of New York
No. 30-4837478
Qualified in Nassau County
Commission Expires October 31, 2009



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDIITON

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2007
WASH, D.C.
185
SECTION

FLEXTRADE LLC

REPORT INDEX

DECEMBER 31, 2006

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO FLEXTRADE LLC:

We have audited the accompanying statement of financial condition of Flextrade LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial conditions is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Flextrade LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 26, 2007

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 4,016,906
Accounts receivable, net of $1,050,000 allowance for doubtful accounts	3,869,337
Due from Parent	1,726,854
TOTAL ASSETS	**$ 9,613,097**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Sales tax payable	$ 18,439
Deferred revenues	7,833
Customer deposits	203,000
Total Liabilities	229,272
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	9,383,825
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 9,613,097**

See the accompanying Notes to the Statement of Financial Condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is wholly owned by Flextrade Systems, Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040 unless dissolved sooner.

Principal Business Activity:

The Company licenses computer software primarily to securities broker-dealers located throughout the United States. The software's function is to carry out and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for purposes of executing and for settling transactions and for all other elements of broker-dealer services. The Company does not maintain any custody accounts for customers. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition:

The Company's revenue from licensing agreements is based on the number of shares traded through the use of its licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the contract on a straight-line basis.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Accounts Receivable and Allowance for Doubtful Accounts:

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes:

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the member.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006 the Company had net capital of $3,787,634 which was $3,772,349 in excess of its required minimum net capital of $15,285. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company has an agreement with its Parent, which provides that the Parent will provide and pay for specified administrative duties and other services for the Company and that the Company will reimburse the Parent for its share of the associated expenses. The Parent charges the Company monthly an amount for its share of the estimated annual expenses and adjusts such amounts as of December 31, 2006 based on actual expenses incurred. The difference between the amounts billed and the actual expenses for the year results in an amount due from Parent. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

NOTE 5 - CONCENTRATION RISKS:

Credit Risk:

The Company maintains accounts in a bank located in New York. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $3,917,000 at December 31, 2006.

At December 31, 2006, two customers accounted for 11% and 13% of the accounts receivable balance.

Customer Risk:

Certain larger customers of the broker-dealers which license the Company's products may influence the selection of the software to be used, which may adversely impact the Company's operations.

END